November 21, 2023

VIA EDGAR

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone: (202) 551-6983

email: longjw@sec.gov

Re:	Equus Total Return, Inc. (“Equus” or the “Fund”) Annual Report on Form 10-K for the Year Ended December 31, 2022 (File No. 814-0098)

Dear Mr. Long:

As you know, Equus is a closed-end fund that has elected to be classified as a business development company (“BDC”) pursuant to the Investment Company Act of 1940 (the “1940 Act”). On behalf of Equus, this letter serves as the Fund’s follow-up response to comments received from the Division of Investment Management (the “Division”) on behalf of the Securities and Exchange Commission (the “Commission”) via telephone on November 6, 2023 concerning the Fund’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Commission on March 31, 2023 (sometimes referred to hereinafter as the “2022 10-K”) and the Fund’s subsequent disclosure obligations pursuant to the 1940 Act and the Securities Exchange Act of 1934 (the “Exchange Act”). This letter supplements our previous response filed on October 19, 2023. We thank you for your input and this letter is intended to respond accordingly.

COMMENT:

On the Schedule of Investments in the 2022 10-K, please identify non-qualified assets and explain in the footnotes to the Schedule the significance of non-qualified assets.

RESPONSE: We have added a footnote to the Schedule of Investments in our most recent filing on Form 10-Q which states the following:

(1)	Under Section 55(a) of the 1940 Act, qualifying assets must represent at least 70% of the total assets of the Fund at the time of acquisition of such qualifying assets. As of September 30, 2023 none of the Fund’s total assets were considered non-qualifying assets.

In the notes to the financial statements, we have provided further clarification as follows:

As a business development company (“BDC”), we may invest up to 30% of our assets in non-qualifying portfolio investments, as permitted by the Investment Company Act of 1940 (the “1940 Act”). Specifically, we may invest up to 30% of our assets in entities that are not considered “eligible portfolio companies” (as defined in the 1940 Act), including companies located outside of the United States, entities that are operating pursuant to certain exceptions under the 1940 Act, and publicly-traded entities with a market capitalization exceeding $250 million. As of September 30, 2023, we had invested 50.4% of our assets in securities of portfolio companies that constituted qualifying investments under the 1940 Act. As of September 30, 2023, none of our investments are considered non-qualifying assets as all of our investments are in enterprises that are considered eligible portfolio companies the 1940 Act. We provide significant managerial assistance to our portfolio companies that comprise 100% of the total value of the investments in portfolio securities as of September 30, 2023.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 14, 2023

We note that the above paragraph was included in previous 10-K filings of the Fund but, as per our discussion, as been adjusted to make it more clear to the reader.

* * * *

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Sincerely,

/s/ Kenneth I. Denos

Kenneth I. Denos

Secretary and Chief Compliance Officer

Equus Total Return, Inc.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

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